MORGANS HOTEL GROUP
July 7, 2009
VIA EDGAR CORRESPONDENCE AND TELECOPY
Mr. Jonathan Wiggins
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549

Re:	Morgans Hotel Group Co.
Form 10-K for the year ended December 31, 2008
Form 10-Q for the quarter ended March 31, 2009
File No. 1-33738
Dear Mr. Wiggins,
On behalf of Morgans Hotel Group Co. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 22, 2009 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter. For your convenience, we have restated each of your comments below followed by our responses thereto.
Form 10-K for the year ended December 31, 2008
Form 10-Q for the quarter ended March 31, 2009
Comment #1: Please revise future filings to provide all of the disclosures required by Question 8 of the Frequently Asked Questions regarding the Use of Non-GAAP financial measures as it relates to Adjusted EBITDA. You must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. Specifically tell us how you determined the appropriateness of showing impairment losses and restructuring, development and disposal costs as reconciling items as these appear to be recurring items. In addition, please provide your future disclosures in your response.
Response to Comment #1:
We believe that our treatment of impairment losses and restructuring, development and disposal costs as reconciling items complies with Question 8 of Frequently Asked Questions. The nature of the substantial portion of the charges is such that it is not reasonably likely to recur within two years. In addition, management uses the non-GAAP measure to measure operating performance and cash flow of our hotels before investing and financing activities and the substantial portion of these charges related to non-cash investing items.
Impairment losses have not historically appeared in the financial statements and we reasonably believe it will not recur in future years. For this reason, we believe it is reasonable to include the impairment loss as a reconciling item in Adjusted EBITDA as it is a non-cash charge and does not relate to the ongoing operating performance of our assets.
MORGANS HOTEL GROUP CO 475 TENTH AVENUE NEW YORK CITY NY 10018 PHONE 212 277 4100 FAX 212 277 4290

Restructuring, development and disposal costs primarily consist of non-cash charges on asset dispositions and the writeoff of development costs. The losses on asset disposals relate to assets abandoned in conjunction with non-recurring major renovation projects. The majority of the development costs relate to the writeoff of abandoned development projects due to the tightening of the credit markets. Management reasonably believes that the majority of these charges will not recur in future years and relate to investing activities rather than the ongoing operating performance of our assets.
Future disclosures will include the following:
We exclude from Adjusted EBITDA the following:
•	Restructuring, development and disposal costs: these charges primarily relate to losses on asset disposals as part of major renovation projects and the writeoff of abandoned development projects resulting primarily from events generally outside management’s control such as the tightening of the credit markets. We reasonably believe that a substantial portion of these items will not recur in future years and that these charges do not relate to the ongoing operating performance of our assets as measured by Adjusted EBITDA.

•	Impairment loss: we reasonably believe that this item will not recur in future years and that these non-cash charges do not relate to the ongoing operating performance of our assets as measured by Adjusted EBITDA.
Comment #2: Please tell us how you determined you were not required to provide audited financial statements for the Hard Rock Hotel & Casino joint venture in accordance with Rule 3-09 of Regulation S-X.
Response to Comment #2:
The audited financial statements for the Hard Rock Hotel & Casino joint venture were incorporated by reference to “Item 8. Financial Statements and Supplementary Data” of the Annual Report on Form 10-K of Hard Rock Hotel Holdings, LLC for the year ended December 31, 2008, filed with the Securities Exchange Commission on March 13, 2009, under Exhibit 99.4 of our annual report on Form 10-K for the year ended December 31, 2008. Rule 12b-32 of the Securities Exchange Act of 1934, as amended, provides that an issuer may incorporate by reference as an exhibit any document or part thereof filed by the same or other person.
Comment #3: In future filings please disclose the weighted-average period over which total compensation cost related to nonvested awards not yet recognized is expected to be recognized as required by Paragraph A240(h) of SFAS 123(R).
Response to Comment #3:
We confirm that we will disclose the weighted-average period over which total compensation cost related to nonvested awards not yet recognized is expected to be recognized as required by Paragraph A240(h) of SFAS 123(R) in future filings.
Comment #4: We note that the audit report for 1100 West Properties LLC and Subsidiary is not signed. Please include the signature line and location of your auditor in future filings, and confirm to us that you obtained a manually signed audit report from your auditor at the time of this filing, in accordance with Rule 302 of Regulation S-T.
Response to Comment #4:
We confirm that we will include the signature line and address of our auditor in future filings and that we obtained the manually signed audit report from our auditor at the time of filing.

In connection with the Staff’s comment letter, the Company acknowledged that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any further questions, please contact me at (212) 277-4188. Thank you for your time and attention to this matter.

Very truly yours,
/s/ RICHARD SZYMANSKI
Richard Szymanski Chief Financial Officer